Filed Pursuant to Rule 433

Registration Statement No. 333-269523

Pricing Term Sheet

MCKESSON CORPORATION

$400,000,000 4.900% Notes due 2028

$600,000,000 5.100% Notes due 2033

Issuer: Expected Ratings (Moody’s / Fitch / S&P)*:	McKesson Corporation Baa1 (Positive) / A- (Stable) / BBB+ (Stable)

Title:	4.900% Notes due 2028	5.100% Notes due 2033

Principal Amount:	$400,000,000	$600,000,000

Maturity Date:	July 15, 2028	July 15, 2033

Interest Payment Dates:	Semi-annually on January 15 and July 15, of each year, commencing January 15, 2024	Semi-annually on January 15 and July 15, of each year, commencing January 15, 2024

Interest Rate:	4.900% per year	5.100% per year

Benchmark Treasury:	UST 3.625% due May 31, 2028	UST 3.375% due May 15, 2033

Benchmark Treasury Price and Yield:	98-21 / 3.925%	96-21 / 3.782%

Spread to Benchmark Treasury:	+102 bps	+140 bps

Yield to Maturity:	4.945%	5.182%

Price to Public:	99.794% of the principal amount	99.356% of the principal amount

Net Proceeds to Issuer (before expenses):	$397,776,000	$593,436,000

Optional Redemption:	Make-whole and 1mo par call	Make-whole and 3mo par call

Make-Whole:	Treasury Rate +20 bps	Treasury Rate +25 bps

Par Call:	Beginning June 15, 2028 at par	Beginning April 15, 2033 at par

CUSIP:	581557BT1	581557BU8

ISIN:	US581557BT10	US581557BU82

Trade Date:	June 7, 2023

Settlement Date**:	June 15, 2023 (T+6)

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Deutsche Bank Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc.

Co-Managers:

Loop Capital Markets LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

TD Securities (USA) LLC

HSBC Securities (USA) Inc.

PNC Capital Markets LLC.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

UniCredit Capital Markets LLC

SG Americas Securities, LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

No PRIIPs or UK PRIIPs KID—No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or the UK.

This pricing term sheet supplements the preliminary prospectus supplement dated June 7, 2023 and prospectus dated February 2, 2023. This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.